FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Report of Material Fact dated December 13, 2012.

MATERIAL FACT

Banco Santander, S.A. (Santander) reports that, together with the Spanish Fund for the Orderly Reestructuring of the Banking Sector (Fondo de Reestructuración Ordenada Bancaria or FROB), CaixaBank, Banco Sabadell, Banco Popular and Kutxabank, has entered into an agreement for investing in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, Sociedad Anónima (SAREB). According to the press release published today by FROB, it is foreseen that prior to December 31, 2012 other credit entities and a group of private insurance companies will join SAREB as additional shareholders.

Under the agreement Santander has committed up to 840 million euros (of which 25% in equity and 75% in subordinated debt), representing approximately 16% of the share capital in SAREB. Part of the investment, in the form of share capital, has been paid in with the rest being scheduled in several steps, as assets are transferred to SAREB by the contributing entities, in a first stage those already controlled by FROB (Banco Financiero y de Ahorros – including Bankia –, Catalunya Banc, NCG Banco and Banco de Valencia) and in a second stage the entities undergoing a restructuring process (Banco Grupo Cajatres, Liberbank, Banco Caja España de Inversiones, Salamanca y Soria, S.A. – Banco CEISS – and Banco Mare.

Boadilla del Monte (Madrid), 13 December 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 13, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President